Exhibit 13.2

Consolidated Income

(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars except per share amounts)	2011	2010	2011	2010

Revenues	2,393	2,129	6,779	6,007

Operating and Other Expenses
Plant operating costs and other	875	817	2,456	2,328
Commodity purchases resold	270	301	732	773
Depreciation and amortization	389	326	1,138	1,010
	1,534	1,444	4,326	4,111

Financial Charges/(Income)
Interest expense	240	159	686	528
Interest expense of joint ventures	13	13	40	44
Interest income and other	44	(27)	(12)	(33)
	297	145	714	539

Income before Income Taxes	562	540	1,739	1,357

Income Taxes Expense
Current	51	(49)	197	(167)
Future	82	169	253	453
	133	120	450	286

Net Income	429	420	1,289	1,071

Net Income Attributable to Non-Controlling Interests	32	29	96	82
Net Income Attributable to Controlling Interests	397	391	1,193	989
Preferred Share Dividends	13	14	41	31
Net Income Attributable to Common Shares	384	377	1,152	958

Net Income per Common Share
Basic and Diluted	$0.55	$0.54	$1.64	$1.39

Average Common Shares Outstanding – Basic (millions)	703	692	701	689
Average Common Shares Outstanding – Diluted (millions)	704	693	702	690

See accompanying notes to the consolidated financial statements.

TRANSCANADA [38
THIRD QUARTER REPORT 2011

Consolidated Comprehensive Income

(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2011	2010	2011	2010

Net Income	429	420	1,289	1,071
Other Comprehensive Income/(Loss), Net of Income Taxes
Change in foreign currency translation gains and losses on investments in foreign operations(1)	344	(127)	216	(47)
Change in gains and losses on financial derivatives to hedge the net investments in foreign operations(2)	(213)	47	(141)	27
Change in gains and losses on derivative instruments designated as cash flow hedges(3)	(17)	(56)	(109)	(176)
Reclassification to Net Income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)	41	19	103	13
Other Comprehensive Income/(Loss)	155	(117)	69	(183)
Comprehensive Income	584	303	1,358	888

Comprehensive Income Attributable to Non-Controlling Interests	32	36	104	86
Comprehensive Income Attributable to Controlling Interests	552	267	1,254	802
Preferred Share Dividends	13	14	41	31
Comprehensive Income Attributable to Common Shares	539	253	1,213	771

(1)	Net of income tax recovery of $97 million and $57 million for the three and nine months ended September 30, 2011, respectively (2010 – expense of $36 million and $21 million, respectively).
(2)	Net of income tax recovery of $78 million and $51 million for the three and nine months ended September 30, 2011, respectively (2010 – expense of $19 million and $11 million, respectively).
(3)	Net of income tax recovery of $9 million and $48 million for the three and nine months ended September 30, 2011, respectively (2010 – recovery of $33 million and $117 million, respectively).
(4)	Net of income tax expense of $19 million and $53 million for the three and nine months ended September 30, 2011, respectively (2010 – expense of $4 million and $21 million, respectively).

See accompanying notes to the consolidated financial statements.

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Consolidated Cash Flows

(unaudited)	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2011	2010	2011	2010

Cash Generated From Operations
Net income	429	420	1,289	1,071
Depreciation and amortization	389	326	1,138	1,010
Future income taxes	82	169	253	453
Employee future benefits funding less than/(in excess of) expense	10	8	2	(36)
Other	61	(62)	100	21
	971	861	2,782	2,519
Decrease/(increase) in operating working capital	94	(70)	192	(271)
Net cash provided by operations	1,065	791	2,974	2,248

Investing Activities
Capital expenditures	(696)	(1,297)	(2,135)	(3,565)
Deferred amounts and other	66	(221)	76	(430)
Net cash used in investing activities	(630)	(1,518)	(2,059)	(3,995)

Financing Activities
Dividends on common and preferred shares	(308)	(184)	(706)	(567)
Distributions paid to non-controlling interests	(33)	(28)	(87)	(83)
Notes payable issued/(repaid), net	160	(44)	(255)	(53)
Long-term debt issued, net of issue costs	54	1,021	573	2,337
Repayment of long-term debt	(206)	(146)	(946)	(429)
Long-term debt of joint ventures issued	15	86	46	164
Repayment of long-term debt of joint ventures	(33)	(93)	(82)	(232)
Common shares issued	14	6	39	20
Partnership units of subsidiary issued, net of issue costs	-	-	321	-
Preferred shares issued, net of issue costs	-	-	-	679
Net cash (used in)/provided by financing activities	(337)	618	(1,097)	1,836

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	30	(8)	14	8

Increase/(Decrease) in Cash and Cash Equivalents	128	(117)	(168)	97

Cash and Cash Equivalents
Beginning of period	468	1,211	764	997

Cash and Cash Equivalents
End of period	596	1,094	596	1,094

Supplementary Cash Flow Information
Income taxes (refunded)/paid, net	(152)	(26)	(111)	17
Interest paid	251	215	736	573

See accompanying notes to the consolidated financial statements.

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THIRD QUARTER REPORT 2011

Consolidated Balance Sheet

(unaudited)
(millions of dollars)	September 30, 2011	December 31, 2010

ASSETS
Current Assets
Cash and cash equivalents	596	764
Accounts receivable	1,191	1,271
Inventories	428	425
Other	793	777
	3,008	3,237
Plant, Property and Equipment	37,746	36,244
Goodwill	3,729	3,570
Regulatory Assets	1,419	1,512
Intangibles and Other Assets	1,842	2,026
	47,744	46,589

LIABILITIES
Current Liabilities
Notes payable	1,865	2,092
Accounts payable	2,231	2,243
Accrued interest	348	367
Current portion of long-term debt	1,083	894
Current portion of long-term debt of joint ventures	106	65
	5,633	5,661
Regulatory Liabilities	292	314
Deferred Amounts	779	694
Future Income Taxes	3,409	3,222
Long-Term Debt	17,027	17,028
Long-Term Debt of Joint Ventures	749	801
Junior Subordinated Notes	1,030	985
	28,919	28,705
EQUITY
Controlling interests	17,329	16,727
Non-controlling interests	1,496	1,157
	18,825	17,884
	47,744	46,589

See accompanying notes to the consolidated financial statements.

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Consolidated Accumulated Other Comprehensive (Loss)/Income

	Currency	Cash Flow
(unaudited) (millions of dollars)	Translation Adjustments	Hedges and Other	Total

Balance at December 31, 2010	(683)	(194)	(877)
Change in foreign currency translation gains and losses on investments in foreign operations(1)	216	-	216
v Change in gains and losses on financial derivatives to hedge the net investments in foreign operations(2)	(141)	-	(141)
Change in gains and losses on derivative instruments designated as cash flow hedges(3)	-	(109)	(109)
Reclassification to Net Income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)(5)	-	95	95
Balance at September 30, 2011	(608)	(208)	(816)

Balance at December 31, 2009	(592)	(40)	(632)
Change in foreign currency translation gains and losses on investments in foreign operations(1)	(47)	-	(47)
Change in gains and losses on financial derivatives to hedge the net investments in foreign operations(2)	27	-	27
Changes in gains and losses on derivative instruments designated as cash flow hedges(3)	-	(173)	(173)
Reclassification to Net Income of gains and losses on derivative instruments designated as cash flow hedges pertaining to prior periods(4)	-	6	6
Balance at September 30, 2010	(612)	(207)	(819)

(1)	Net of income tax recovery of $57 million for the nine months ended September 30, 2011 (2010 – expense of $21 million).
(2)	Net of income tax recovery of $51 million for the nine months ended September 30, 2011 (2010 – expense of $11 million).
(3)	Net of income tax recovery of $48 million for the nine months ended September 30, 2011 (2010 – recovery of $117 million).
(4)	Net of income tax expense of $53 million for the nine months ended September 30, 2011 (2010 – expense of $21 million).
(5)
Losses related to cash flow hedges reported in Accumulated Other Comprehensive (Loss)/Income and expected to be reclassified to Net Income in the next 12 months are estimated to be $101 million ($65 million, net of tax). These estimates assume constant commodity prices, interest rates and foreign exchange rates over time, however, the amounts reclassified will vary based on the actual value of these factors at the date of settlement.

See accompanying notes to the consolidated financial statements.

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Consolidated Equity

(unaudited)	Nine months ended September 30
(millions of dollars)	2011	2010

Common Shares
Balance at beginning of period	11,745	11,338
Shares issued under dividend reinvestment plan	202	271
Shares issued on exercise of stock options	40	20
Balance at end of period	11,987	11,629

Preferred Shares
Balance at beginning of period	1,224	539
Shares issued under public offering, net of issue costs	-	685
Balance at end of period	1,224	1,224

Contributed Surplus
Balance at beginning of period	331	328
Issuance of stock options, net of exercises	1	2
Dilution gain from PipeLines LP units issued	30	-
Balance at end of period	362	330

Retained Earnings
Balance at beginning of period	4,304	4,186
Net income attributable to controlling interests	1,193	989
Common share dividends	(884)	(829)
Preferred share dividends	(41)	(31)
Balance at end of period	4,572	4,315

Accumulated Other Comprehensive (Loss)/Income
Balance at beginning of period	(877)	(632)
Other comprehensive income/(loss)	61	(187)
Balance at end of period	(816)	(819)
	3,756	3,496

Equity Attributable to Controlling Interests	17,329	16,679

Equity Attributable to Non-Controlling Interests
Balance at beginning of period	1,157	1,174
Net income attributable to non-controlling interests
PipeLines LP	76	64
Preferred share dividends of subsidiary	17	17
Portland	3	1
Other comprehensive income/(loss) attributable to non-controlling interests	8	4
Sale of PipeLines LP units
Proceeds, net of issue costs	321	-
Decrease in TransCanada’s ownership	(50)	-
Distributions to non-controlling interests	(95)	(85)
Foreign exchange and other	59	1
Balance at end of period	1,496	1,176

Total Equity	18,825	17,855

See accompanying notes to the consolidated financial statements.

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Notes to Consolidated Financial Statements

(Unaudited)

1.	Basis of Presentation

The consolidated financial statements of TransCanada Corporation (TransCanada or the Company) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) as defined in Part V of the Canadian Institute of Chartered Accountants (CICA) Handbook, which is discussed further in Note 2. The accounting policies applied are consistent with those outlined in TransCanada's annual audited Consolidated Financial Statements for the year ended December 31, 2010, except as disclosed in Note 2. These Consolidated Financial Statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the 2010 audited Consolidated Financial Statements included in TransCanada’s 2010 Annual Report. Unless otherwise indicated, “TransCanada“or “the Company“ includes TransCanada Corporation and its subsidiaries. Capitalized and abbreviated terms that are used but not otherwise defined herein are identified in the Glossary of Terms contained in TransCanada’s 2010 Annual Report. Amounts are stated in Canadian dollars unless otherwise indicated.

In Natural Gas Pipelines, which consists primarily of the Company's investments in regulated natural gas pipelines and regulated natural gas storage facilities, annual revenues and net income fluctuate over the long term based on regulators' decisions and negotiated settlements with shippers. Generally, quarter-over-quarter revenues and net income during any particular fiscal year remain relatively stable with fluctuations resulting from adjustments being recorded due to regulatory decisions and negotiated settlements with shippers, seasonal fluctuations in short-term throughput volumes on U.S. pipelines, acquisitions and divestitures, and developments outside of the normal course of operations.

In Oil Pipelines, which consists of the Company’s investment in the Keystone crude oil pipeline, annual revenues are based on contracted crude oil transportation and uncommitted spot transportation. Quarter-over-quarter revenues and net income during any particular fiscal year remain relatively stable with fluctuations resulting from planned and unplanned outages, and changes in the amount of spot volumes transported and the associated rate charged. Spot volumes transported are affected by customer demand, market pricing, planned and unplanned outages of refineries, terminals and pipeline facilities, and developments outside of the normal course of operations.

In Energy, which consists primarily of the Company’s investments in electrical power generation plants and non-regulated natural gas storage facilities, quarter-over-quarter revenues and net income are affected by seasonal weather conditions, customer demand, market prices, capacity payments, planned and unplanned plant outages, acquisitions and divestitures, certain fair value adjustments and developments outside of the normal course of operations.

In preparing these financial statements, TransCanada is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgement in making these estimates and assumptions. In the opinion of management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies.

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2.	Changes in Accounting Policies

Changes in Accounting Policies for 2011

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

Effective January 1, 2011, the Company adopted CICA Handbook Section 1582 “Business Combinations”, which is effective for business combinations with an acquisition date after January 1, 2011. This standard was amended to require additional use of fair value measurements, recognition of additional assets and liabilities, and increased disclosure. Adopting the standard is expected to have a significant impact on the way the Company accounts for future business combinations. Entities adopting Section 1582 were also required to adopt CICA Handbook Sections 1601 “Consolidated Financial Statements” and 1602 “Non-Controlling Interests”. Sections 1601 and 1602 require Non-Controlling Interests to be presented as part of Equity on the balance sheet. In addition, the income statement of the controlling parent now includes 100 per cent of the subsidiary’s results and presents the allocation of income between the controlling and non-controlling interests. Changes resulting from the adoption of Section 1582 were applied prospectively and changes resulting from the adoption of Sections 1601 and 1602 were applied retrospectively.

Future Accounting Changes

U.S. GAAP/International Financial Reporting Standards

The CICA’s Accounting Standards Board (AcSB) previously announced that Canadian publicly accountable enterprises are required to adopt International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), effective January 1, 2011.

In October 2010, the AcSB and the Canadian Securities Administrators amended their policies applicable to Canadian publicly accountable enterprises, such as TransCanada, that use rate-regulated accounting (RRA) in order to permit these entities to defer the adoption of IFRS for one year. TransCanada deferred its adoption and accordingly will continue to prepare its consolidated financial statements in 2011 in accordance with Canadian GAAP, as defined by Part V of the CICA Handbook, in order to continue using RRA.

In the application of Canadian GAAP, TransCanada follows specific accounting guidance under U.S. GAAP unique to a rate-regulated business.  These RRA standards allow the timing of recognition of certain revenues and expenses to differ from the timing that may otherwise be expected in a non-rate-regulated business under GAAP in order to appropriately reflect the economic impact of regulators' decisions regarding the Company's revenues and tolls. The IASB has concluded that the development of RRA under IFRS requires further analysis and has removed the RRA project from its current agenda.  TransCanada does not expect a final RRA standard under IFRS to be effective in the foreseeable future.

As a registrant with the U.S. Securities and Exchange Commission, TransCanada prepares and files a “Reconciliation to United States GAAP” and has the option under Canadian disclosure rules to prepare and file its consolidated financial statements using U.S. GAAP. As a result of the developments noted above, the Company’s Board of Directors has approved the adoption of U.S. GAAP effective January 1, 2012. The accounting policies and financial impact of TransCanada adopting U.S. GAAP are consistent with that currently reported in the “Reconciliation to United States GAAP” and, as a result, significant changes to existing systems and processes are not required to implement U.S. GAAP as the Company’s primary accounting standard.

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THIRD QUARTER REPORT 2011

3.	Segmented Information

For the three months ended September 30	Natural Gas		Oil
(unaudited)	Pipelines		Pipelines(1)		Energy		Corporate		Total
(millions of dollars)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Revenues	1,098	1,080	229	-	1,066	1,049	-	-	2,393	2,129
Plant operating costs and other	(377)	(366)	(73)	-	(407)	(433)	(18)	(18)	(875)	(817)
Commodity purchases resold	-	-	-	-	(270)	(301)	-	-	(270)	(301)
Depreciation and amortization	(247)	(232)	(38)	-	(101)	(94)	(3)	-	(389)	(326)
	474	482	118	-	288	221	(21)	(18)	859	685
Interest expense									(240)	(159)
Interest expense of joint ventures									(13)	(13)
Interest income and other									(44)	27
Income taxes expense									(133)	(120)
Net Income									429	420
Net Income Attributable to Non-Controlling Interests									(32)	(29)
Net Income Attributable to Controlling Interests									397	391
Preferred Share Dividends									(13)	(14)
Net Income Attributable to Common Shares									384	377

For the nine months ended September 30	Natural Gas		Oil
(unaudited)	Pipelines		Pipelines(1)		Energy		Corporate		Total
(millions of dollars)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010

Revenues	3,294	3,270	575	-	2,910	2,737	-	-	6,779	6,007
Plant operating costs and other	(1,066)	(1,092)	(167)	-	(1,166)	(1,170)	(57)	(66)	(2,456)	(2,328)
Commodity purchases resold	-	-	-	-	(732)	(773)	-	-	(732)	(773)
Depreciation and amortization	(735)	(736)	(95)	-	(298)	(274)	(10)	-	(1,138)	(1,010)
	1,493	1,442	313	-	714	520	(67)	(66)	2,453	1,896
Interest expense									(686)	(528)
Interest expense of joint ventures									(40)	(44)
Interest income and other									12	33
Income taxes expense									(450)	(286)
Net Income									1,289	1,071
Net Income Attributable to Non-Controlling Interests									(96)	(82)
Net Income Attributable to Controlling Interests									1,193	989
Preferred Share Dividends									(41)	(31)
Net Income Attributable to Common Shares									1,152	958

(1)	Commencing in February 2011, TransCanada began recording earnings related to the Wood River/Patoka and Cushing Extension sections of Keystone.

Total Assets

(unaudited)
(millions of dollars)	September 30, 2011	December 31, 2010

Natural Gas Pipelines	23,584	23,592
Oil Pipelines	9,137	8,501
Energy	13,698	12,847
Corporate	1,325	1,649
	47,744	46,589

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THIRD QUARTER REPORT 2011

4.	Long-Term Debt

In August 2011, TransCanada PipeLine USA Ltd. made a principal repayment of US$200 million on the US$700 million five-year term loan which matures in 2012.

In July 2011, PipeLines LP increased its senior revolving credit facility to US$500 million and extended the maturity date to July 2016. PipeLines LP’s remaining US$300 million term loan matures December 2011 and it is expected it will be refinanced with fixed or floating rate debt at or prior to its maturity.

In June 2011, TCPL retired $60 million of 9.5 per cent Medium-Term Notes and, in January 2011, retired $300 million of 4.3 per cent Medium-Term Notes.

In June 2011, PipeLines LP issued US$350 million of 4.65 per cent Senior Notes due 2021 and cancelled US$175 million of its unsecured syndicated senior credit facility. The proceeds from the issuance were used to reduce PipeLines LP’s term loan and senior revolving credit facility, and repay its bridge loan facility.

In the three and nine months ended September 30, 2011, the Company capitalized interest related to capital projects of $66 million and $231 million, respectively (2010 - $160 million and $437 million).

5.	Equity and Share Capital

In May 2011, PipeLines LP completed a public offering of 7,245,000 common units at a price of US$47.58 per unit, resulting in gross proceeds of approximately US$345 million. TransCanada contributed an additional approximate US$7 million to maintain its general partnership interest and did not purchase any other units. Upon completion of this offering, TransCanada’s ownership interest in PipeLines LP decreased from 38.2 per cent to 33.3 per cent.

In the three and nine months ended September 30, 2011, TransCanada issued nil and 5.4 million (2010 – 2.9 million and 7.8 million) common shares, respectively, under its Dividend Reinvestment and Share Purchase Plan (DRP), in lieu of making cash dividend payments of nil and $202 million, respectively (2010 - $101 million and $271 million). Commencing with the dividends declared April 28, 2011, dividends payable to shareholders who participate in the DRP are satisfied with common shares purchased on the open market determined on the basis of the weighted average purchase price of such common shares.  Previously, common shares issued in lieu of cash dividends under the DRP were issued from treasury.

6.	Financial Instruments and Risk Management

TransCanada continues to manage and monitor its exposure to counterparty credit, liquidity and market risk.

Counterparty Credit and Liquidity Risk

TransCanada’s maximum counterparty credit exposure with respect to financial instruments at the balance sheet date, without taking into account security held, consisted of accounts receivable, portfolio investments recorded at fair value, the fair value of derivative assets, and notes, loans and advances receivable. The carrying amounts and fair values of these financial assets, except amounts for derivative assets, are included in Accounts Receivable and Other, and Available-For-Sale Assets in the Non-Derivative Financial Instruments Summary table below. Guarantees, letters of credit and cash are the primary types of security provided to support these amounts. The majority of counterparty credit exposure is with counterparties who are investment grade. At September 30, 2011, there were no significant amounts past due or impaired.

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THIRD QUARTER REPORT 2011

At September 30, 2011, the Company had a credit risk concentration of $271 million due from a creditworthy counterparty. This amount is expected to be fully collectible and is secured by a guarantee from the counterparty’s parent company.

The Company continues to manage its liquidity risk by ensuring sufficient cash and credit facilities are available to meet its operating and capital expenditure obligations when due, under both normal and stressed economic conditions.

Natural Gas Storage Commodity Price Risk

At September 30, 2011, the fair value of proprietary natural gas inventory held in storage, as measured using a weighted average of forward prices for the following four months less selling costs, was $40 million (December 31, 2010 - $49 million). The change in the fair value adjustment of proprietary natural gas inventory in storage in the three and nine months ended September 30, 2011 resulted in net pre-tax unrealized losses of $1 million and nil, respectively (2010 – nil and losses of $20 million, respectively), which were recorded as adjustments to Revenues and Inventories. The change in fair value of natural gas forward purchase and sale contracts in the three and nine months ended September 30, 2011 resulted in net pre-tax unrealized losses of $3 million and $13 million, respectively (2010 – gains of $7 million and $12 million, respectively), which were included in Revenues.

VaR Analysis

TransCanada uses a Value-at-Risk (VaR) methodology to estimate the potential impact from its exposure to market risk on its liquid open positions. VaR represents the potential change in pre-tax earnings over a given holding period. It is calculated assuming a 95 per cent confidence level that the daily change resulting from normal market fluctuations in its open positions will not exceed the reported VaR. Although losses are not expected to exceed the statistically estimated VaR on 95 per cent of occasions, losses on the other five per cent of occasions could be substantially greater than the estimated VaR. TransCanada’s consolidated VaR was $7 million at September 30, 2011 (December 31, 2010 - $12 million). The decrease in VAR is primarily a result of lower price volatility in Western Power.

Net Investment in Self-Sustaining Foreign Operations

The Company hedges its net investment in self-sustaining foreign operations (on an after-tax basis) with U.S. dollar-denominated debt, cross-currency interest rate swaps, forward foreign exchange contracts and foreign exchange options. At September 30, 2011, the Company had designated as a net investment hedge U.S. dollar-denominated debt with a carrying value of $10 billion (US$10 billion) and a fair value of $12 billion (US$12 billion). At September 30, 2011, $66 million was included in Other Current Assets, $41 million (December 31, 2010 - $181 million) was included in Intangible and Other Assets, $44 million was included in Accounts Payable, and $83 million was included in Deferred Amounts for the fair value of forwards and swaps used to hedge the Company’s net U.S. dollar investment in foreign operations.

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THIRD QUARTER REPORT 2011

The fair values and notional principal amounts for the derivatives designated as a net investment hedge were as follows:

Derivatives Hedging Net Investment in Self-Sustaining Foreign Operations

	September 30, 2011		December 31, 2010
Asset/(Liability) (unaudited) (millions of dollars)	Fair Value(1)	Notional or Principal Amount	Fair Value(1)	Notional or Principal Amount

U.S. dollar cross-currency swaps
(maturing 2011 to 2018)	19	US 3,700	179	US 2,800
U.S. dollar forward foreign exchange contracts
(maturing 2011 to 2012)	(39)	US 725	2	US 100

	(20)	US 4,425	181	US 2,900

(1)	Fair values equal carrying values.

The carrying and fair values of non-derivative financial instruments were as follows:

Non-Derivative Financial Instruments Summary

	September 30, 2011		December 31, 2010
(unaudited) (millions of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial Assets(1)
Cash and cash equivalents	596	596	764	764
Accounts receivable and other(2)(3)	1,518	1,563	1,555	1,595
Available-for-sale assets(2)	38	38	20	20
	2,152	2,197	2,339	2,379

Financial Liabilities(1)(3)
Notes payable	1,865	1,865	2,092	2,092
Accounts payable and deferred amounts(4)	1,253	1,253	1,436	1,436
Accrued interest	348	348	367	367
Long-term debt	18,110	22,588	17,922	21,523
Long-term debt of joint ventures	855	980	866	971
Junior subordinated notes	1,030	1,034	985	992
	23,461	28,068	23,668	27,381

(1)
Consolidated Net Income in the three and nine months ended September 30, 2011 included losses of $7 million and $18 million, respectively, (2010 – losses of $2 million and $11 million, respectively), for fair value adjustments related to interest rate swap agreements on US$350 million (2010 – US$150 million) of Long-Term Debt. There were no other unrealized gains or losses from fair value adjustments to the non-derivative financial instruments.

(2)
At September 30, 2011, the Consolidated Balance Sheet included financial assets of $1,191 million (December 31, 2010 – $1,271 million) in Accounts Receivable, $47 million (December 31, 2010 – $40 million) in Other Current Assets and $318 million (December 31, 2010 - $264 million) in Intangibles and Other Assets.

(3)	Recorded at amortized cost, except for the US$350 million (December 31, 2010 – US$250 million) of Long-Term Debt that is adjusted to fair value.
(4)
At September 30, 2011, the Consolidated Balance Sheet included financial liabilities of $1,224 million (December 31, 2010 – $1,406 million) in Accounts Payable and $29 million (December 31, 2010 - $30 million) in Deferred Amounts.

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Derivative Financial Instruments Summary

Information for the Company’s derivative financial instruments, excluding hedges of the Company’s net investment in self-sustaining foreign operations, is as follows:

September 30, 2011
(unaudited) (all amounts in millions unless otherwise indicated)	Power	Natural Gas	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading(1)
Fair Values(2)
Assets	$133	$160	$-	$26
Liabilities	$(107)	$(195)	$(46)	$(26)
Notional Values
Volumes(3)
Purchases	21,147	136	-	-
Sales	25,884	109	-	-
Canadian dollars	-	-	-	684
U.S. dollars	-	-	US 1,366	US 250
Cross-currency	-	-	47/US 37	-

Net unrealized gains/(losses) in the period(4)
Three months ended September 30, 2011	$5	$(13)	$(41)	$1
Nine months ended September 30, 2011	$8	$(39)	$(41)	$1

Net realized gains/(losses) in the period(4)
Three months ended September 30, 2011	$21	$(20)	$(7)	$3
Nine months ended September 30, 2011	$32	$(61)	$26	$8

Maturity dates	2011-2018	2011-2016	2011-2012	2012-2016

Derivative Financial Instruments in Hedging Relationships(5)(6)
Fair Values(2)
Assets	$46	$7	$5	$18
Liabilities	$(182)	$(17)	$(36)	$(8)
Notional Values
Volumes(3)
Purchases	17,728	10	-	-
Sales	8,732	-	-	-
U.S. dollars	-	-	US 104	US 1,000
Cross-currency	-	-	136/US 100	-

Net realized losses in the period(4)
Three months ended September 30, 2011	$(54)	$(6)	$-	$(4)
Nine months ended September 30, 2011	$(100)	$(14)	$-	$(13)

Maturity dates	2011-2017	2011-2013	2013- 2014	2011-2015

(1)
All derivative financial instruments in the held-for-trading classification have been entered into for risk management purposes and are subject to the Company’s risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company’s exposures to market risk.

(2)	Fair values equal carrying values.
(3)	Volumes for power and natural gas derivatives are in GWh and Bcf, respectively.

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(4)
Realized and unrealized gains and losses on financial held-for-trading derivatives used to purchase and sell power and natural gas are included on a net basis in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held-for-trading are included in Interest Expense and Interest Income and Other, respectively. The effective portion of unrealized gains and losses on derivative financial instruments in cash flow hedging relationships is initially recognized in Other Comprehensive Income and reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, as the original hedged item settles.

(5)
All hedging relationships are designated as cash flow hedges except for interest rate derivative financial instruments designated as fair value hedges with a fair value of $18 million and a notional amount of US$350 million at September 30, 2011. Net realized gains on fair value hedges for the three and nine months ended September 30, 2011 were $1 million and $5 million, respectively, and were included in Interest Expense. In the three and nine months ended September 30, 2011, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

(6)
For the three and nine months ended September 30, 2011, Net Income included gains of $1 million and nil, respectively, for changes in the fair value of power and natural gas cash flow hedges that were ineffective in offsetting the change in fair value of their related underlying positions. For the three and nine months ended September 30, 2011, there were no gains or losses included in Net Income for discontinued cash flow hedges. No amounts have been excluded from the assessment of hedge effectiveness.

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2010
(unaudited) (all amounts in millions unless otherwise indicated)	Power	Natural Gas	Foreign Exchange	Interest

Derivative Financial Instruments Held for Trading
Fair Values(1)(2)
Assets	$169	$144	$8	$20
Liabilities	$(129)	$(173)	$(14)	$(21)
Notional Values(2)
Volumes(3)
Purchases	15,610	158	-	-
Sales	18,114	96	-	-
Canadian dollars	-	-	-	736
U.S. dollars	-	-	US 1,479	US 250
Cross-currency	-	-	47/US 37	-

Net unrealized (losses)/gains in the period(4)
Three months ended September 30, 2010	$(1)	$4	$10	$50
Nine months ended September 30, 2010	$(27)	$9	$(1)	$33

Net realized gains/(losses) in the period(4)
Three months ended September 30, 2010	$13	$(10)	$6	$(54)
Nine months ended September 30, 2010	$50	$(39)	$8	$(64)

Maturity dates(2)	2011-2015	2011-2015	2011-2012	2011-2016

Derivative Financial Instruments in Hedging Relationships(5)(6)
Fair Values(1)(2)
Assets	$112	$5	$-	$8
Liabilities	$(186)	$(19)	$(51)	$(26)
Notional Values(2)
Volumes(3)
Purchases	16,071	17	-	-
Sales	10,498	-	-	-
U.S. dollars	-	-	US 120	US 1,125
Cross-currency	-	-	136/US 100	-

Net realized losses in the period(4)
Three months ended September 30, 2010	$37	$(19)	$-	$(7)
Nine months ended September 30, 2010	$(6)	$(28)	$-	$(26)

Maturity dates(2)	2011-2015	2011-2013	2011-2014	2011-2015

(1)	Fair values equal carrying values.
(2)	As at December 31, 2010.
(3)	Volumes for power and natural gas derivatives are in GWh and Bcf, respectively.
(4)
Realized and unrealized gains and losses on financial held-for-trading derivatives used to purchase and sell power and natural gas are included on a net basis in Revenues. Realized and unrealized gains and losses on interest rate and foreign exchange derivative financial instruments held for trading are included in Interest Expense and Interest Income and Other, respectively. The effective portion of unrealized gains and losses on derivative financial instruments in cash flow hedging relationships is initially recognized in Other Comprehensive Income and reclassified to Revenues, Interest Expense and Interest Income and Other, as appropriate, as the original hedged item settles.

(5)
All hedging relationships are designated as cash flow hedges except for interest rate derivative financial instruments designated as fair value hedges with a fair value of $8 million and a notional amount of US$250 million at December 31, 2010. Net realized gains on fair value hedges for the three and nine months ended September 30, 2010 were $1 million and $3 million, respectively, and were included in Interest Expense. In the three and nine months ended September 30, 2010, the Company did not record any amounts in Net Income related to ineffectiveness for fair value hedges.

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(6)
Losses included in Net income for the three and nine months ended September 30, 2010 were nil and $1 million, respectively, for changes in the fair value of power and natural gas cash flow hedges that were ineffective in offsetting the change in fair value of their related underlying positions. For the three and nine months ended September 30, 2010, there were no gains or losses included in Net Income for discontinued cash flow hedges. No amounts were excluded from the assessment of hedge effectiveness.

Balance Sheet Presentation of Derivative Financial Instruments

The fair value of the derivative financial instruments in the Company’s Balance Sheet was as follows:

(unaudited)
(millions of dollars)	September 30, 2011	December 31, 2010

Current
Other current assets	319	273
Accounts payable	(405)	(337)

Long-term
Intangibles and other assets	183	374
Deferred amounts	(339)	(282)

Fair Value Hierarchy

The Company’s financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy. In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities. In Level II, determination of the fair value of assets and liabilities includes valuations using inputs, other than quoted prices, for which all significant inputs are observable, directly or indirectly. This category includes fair value determined using valuation techniques such as option pricing models and extrapolation using observable inputs. In Level III, determination of the fair value of assets and liabilities is based on inputs that are not readily observable and are significant to the overall fair value measurement. Long-dated commodity transactions in certain markets are included in this category. Long-dated commodity prices are derived with a third-party modelling tool that uses market fundamentals to derive long-term prices.

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There were no transfers between Level I and Level II in the three and nine months ended September 31, 2011. Financial assets and liabilities measured at fair value, including both current and non-current portions, are categorized as follows:

Assets/(Liabilities)	Quoted Prices in Active Markets (Level 1)		Significant Other Observable Inputs (Level II)		Significant Unobservable Inputs (Level III)		Total
(unaudited) (millions of dollars, pre-tax)	Sept 30 2011	Dec 31 2010	Sept 30 2011	Dec 31 2010	Sept 30 2011	Dec 31 2010	Sept 30 2011	Dec 31 2010

Natural Gas Inventory	-	-	40	49	-	-	40	49
Derivative Financial Instrument Assets:
Interest rate contracts	-	-	44	28	-	-	44	28
Foreign exchange contracts	5	10	107	179	-	-	112	189
Power commodity contracts	-	-	166	269	2	5	168	274
Natural gas commodity contracts	88	93	79	56	-	-	167	149
Derivative Financial Instrument Liabilities:
Interest rate contracts	-	-	(34)	(47)	-	-	(34)	(47)
Foreign exchange contracts	(71)	(11)	(138)	(54)	-	-	(209)	(65)
Power commodity contracts	-	-	(260)	(299)	(18)	(8)	(278)	(307)
Natural gas commodity contracts	(162)	(178)	(50)	(15)	-	-	(212)	(193)
Non-Derivative Financial Instruments:
Available-for-sale assets	38	20	-	-	-	-	38	20
	(102)	(66)	(46)	166	(16)	(3)	(164)	97

The following table presents the net change in financial assets and liabilities measured at fair value and included in the Level III fair value category:

(unaudited)	Derivatives(1)
(millions of dollars, pre-tax)	2011	2010

Balance at January 1	(3)	(2)
New contracts(2)	1	(15)
Transfers out of Level III(3)	(2)	(20)
Settlements	-	(3)
Change in unrealized gains recorded in Net Income	1	14
Change in unrealized (losses)/gains recorded in Other Comprehensive Income	(13)	38
Balance at September 30	(16)	12

(1)	The fair value of derivative assets and liabilities is presented on a net basis.
(2)
For the three and nine months ended September 30, 2011, there were no amounts  (2010 – gain of $1 million and nil, respectively), included in Net Income attributable to derivatives that were entered into during the period and still held at the reporting date.

(3)	As contracts near maturity and inputs become observable, they are transferred out of Level III and into Level II.

A 10 per cent increase or decrease in commodity prices, with all other variables held constant, would result in a $10 million decrease or increase, respectively, in the fair value of derivative financial instruments included in Level III and outstanding as at September 30, 2011.

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7.	Employee Future Benefits

The net benefit plan expense for the Company’s defined benefit pension plans and other post-employment benefit plans is as follows:

Three months ended September 30	Pension Benefit Plans		Other Benefit Plans
(unaudited)(millions of dollars)	2011	2010	2011	2010

Current service cost	14	12	-	-
Interest cost	23	22	2	2
Expected return on plan assets	(29)	(27)	-	-
Amortization of transitional obligation related to regulated business	-	-	-	-
Amortization of net actuarial loss	5	2	-	-
Amortization of past service costs	1	1	-	-
Net benefit cost recognized	14	10	2	2

Nine months ended September 30	Pension Benefit Plans		Other Benefit Plans
(unaudited)(millions of dollars)	2011	2010	2011	2010

Current service cost	41	37	1	1
Interest cost	68	67	6	6
Expected return on plan assets	(85)	(81)	(1)	(1)
Amortization of transitional obligation related to regulated business	-	-	1	1
Amortization of net actuarial loss	16	6	1	1
Amortization of past service costs	3	3	-	-
Net benefit cost recognized	43	32	8	8

8.	Dispositions

On May 3, 2011, the Company completed the sale of a 25 per cent interest in each of Gas Transmission Northwest LLC (GTN LLC) and Bison Pipeline LLC (Bison LLC) to PipeLines LP for an aggregate purchase price of US$605 million, subject to closing adjustments, which included US$81 million of long-term debt, or 25 per cent of GTN LLC debt outstanding. GTN LLC and Bison LLC own the GTN and Bison natural gas pipelines, respectively.

On May 3, 2011, PipeLines LP completed an underwritten public offering of 7,245,000 common units, including 945,000 common units purchased by the underwriters upon full exercise of an over-allotment option, at US$47.58 per unit. Gross proceeds of approximately US$345 million from this offering were used to partially fund the acquisition. The acquisition was also funded by draws of US$61 million on PipeLines LP’s bridge loan facility and of US$125 million on its US$250 million senior revolving credit facility.

As part of this offering, TransCanada made a capital contribution of approximately US$7 million to maintain its two per cent general partnership interest in PipeLines LP and did not purchase any other units. As a result of the common units offering, TransCanada's ownership in PipeLines LP decreased from 38.2 per cent to 33.3 per cent and an after-tax dilution gain of $30 million ($50 million pre-tax) was recorded in Contributed Surplus.

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9.	Contingencies

Amounts received under the Bruce B floor price mechanism within a calendar year are subject to repayment if the monthly average spot price exceeds the floor price. With respect to 2011, TransCanada currently expects spot prices to be less than the floor price for the remainder of the year, therefore no amounts recorded in revenues in the first nine months of 2011 are expected to be repaid.

TransCanada welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at (800) 361-6522 (Canada and U.S. Mainland) or direct dial David Moneta/Terry Hook/Lee Evans at (403) 920-7911. The investor fax line is (403) 920-2457. Media Relations: James Millar/Terry Cunha/Shawn Howard (403) 920-7859 or (800) 608-7859.

Visit the TransCanada website at: www.transcanada.com.